

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

<u>Via E-mail</u>
John Storey
Chief Executive Officer
Earn-A-Car Inc.
Office 1 The Falls Centre
Corner Great North and Webb
Northmead, Benoni 1522
Union of South Africa

> **Re: Victoria Internet Services, Inc.**
> **Form 8-K**
> **Filed December 16, 2011**
> **File No. 333-165391**

Dear Mr. Storey:

We issued comments to you on the above captioned filing on January 10, 2012. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by May 2, 2012 to provide a response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 2, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

       Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3574 with any questions.

                           Sincerely,

                           /s/ Julie F. Rizzo

                           Julie F. Rizzo
                           Attorney-Advisor

cc: <u>Via E-mail</u>
        Frank J. Hariton, Esq.